INOUYE TECHNOLOGIES (CANADA) INC.
                  Suite 708, 1155 West Pender Street
                    Vancouver, B.C. V6E 2P4 Canada
                      Telephone: (604) 801-7409
                      Facsimile: (604) 274-8006



April 3, 2001

VIA EDGAR AND BY MAIL

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 0304
450 5th Street, N.W.
Washington, D.C. 20549-0306

Attention: Ms. Abbey Adams

Dear Madam;

RE:  REQUEST FOR WITHDRAWAL
     Registration Statement on Form 10-SB filed February 1, 2001;
     File number 000-32121

We advise that we are unable to respond to the comments within the required time. Accordingly, we hereby request the withdrawal of the previously filed Form 10-SB so that we can amend the registration statement.

Please note that Mr. Shailen Singh resigned as the President of the Company on February 15, 2001, therefore, all future correspondence in respect of this file is to be directed to the undersigned at the contact details noted below.


Yours truly,

/s/ Lonnie Hayward
-------------------------
Lonnie Hayward
Chairman and President